Exhibit 99.2

Dr. Reddy’s Laboratories announces the out-licensing

of DFD-06 to Encore Dermatology

Hyderabad, India, August 22, 2017	For Approval

Hyderabad, India; and Princeton, NJ; and Malvern PA, US. August 22, 2017— Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY), through its wholly owned subsidiary Promius Pharma, LLC, announced today that it has out-licensed the future development, manufacturing, and commercialization rights of DFD-06, a topical high potency steroid, to Encore Dermatology Inc. The drug is intended to be used for treatment of moderate to severe plaque psoriasis.

Under the terms of the agreement, Encore will be responsible for the commercialization of DFD-06 in the United States. Promius Pharma is eligible to receive certain pre- and post- commercialization milestone payments of up to USD $32.5 million, followed by fixed royalty payments on net sales.

“We believe Encore and its management team are well positioned to realize the full potential of this asset DFD-06. We look forward to obtaining NDA approval this fall, enabling Encore’s management team to quickly deliver this product to the providers and their patients.” says Anil Namboodiripad, Ph.D., Senior Vice President, Proprietary Products, and President, Promius Pharma.

COR-0817-182

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses—Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log onto: www.drreddys.com

About Encore: Encore Dermatology, Inc is fully-integrated dermatology company with a mission committed to delivering innovative prescription therapies and medical devices to dermatologists focusing on customer service and improving the quality-of-life of patients. For more information log onto www.encorederm.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.